Exhibit 99.1

CENTOGENE Reports Second Quarter 2021 Financial Results

Strong Revenues and Steady Return to Core Business Growth; Surpasses Milestone of 200 Scientific Publications, Highlighting Value of Bio/Databank

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, September 7, 2021 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced financial results for the second quarter ended June 30, 2021, and provided an update on recent business progress.

Executive Commentary

“We delivered a strong quarter and made meaningful progress on our strategic priorities, which we outlined at our Investor Event in June this year. This includes the appointment and onboarding of an expanded new management team, with the most recent addition of Patrice P. Denèfle as Chief Scientific Officer to help lead our data-driven approach to reinvent rare disease drug discovery and development,” stated Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE. “By leveraging the compounding value of our leading and continuously growing Bio/Databank within our diagnostic, research, and pharma initiatives, we have built a strong foundation and are set to enable the cure of 100 rare diseases in 10 years.”

Q2 Financial Highlights

●	Revenues of €51.9 million in Q2 2021, a 434% increase compared to €9.7 million in Q2 2020; Revenues from the Company’s Pharma and Diagnostics segments (“Core Business”) increased 25%
●	Clinical Diagnostics revenues (excl. COVID) of €6.7 million, an increase of 82% compared to €3.6 million in Q2 2020
●	Pharma revenues of €2.8 million in Q2 2021, down from €3.9 million in Q2 2020, with further revenues weighted towards the end of 2021
●	Commercial COVID-19 testing revenues of €42.3 million in Q2 2021, up from €2.1 million in Q2 2020
●	Positive total segment adjusted EBITDA of €7.5 million compared to €1.0 million in Q2 2020 from our Pharma, Diagnostics, and COVID-19 testing segments
●	Cash and cash equivalents of €34.8 million as of June 30, 2021, compared to €45.2 million for the period ending March 31, 2021

“We are very encouraged by the accelerating momentum and the performance we delivered in Q2 2021, particularly in achieving strong segment adjusted EBITDA now multiple quarters in a row,” said René Just, Chief Financial Officer of CENTOGENE. “We will continue to efficiently deploy our capabilities and resources to drive further growth and value creation for our patients and shareholders.”

Corporate Highlights

●	Set mission to enable the cure of 100 rare diseases in 10 years and outlined high value creating strategy and milestones for the next few years at first corporate Investor Event on June 22, 2021
●	Published 200th scientific publication – accelerating scientific discoveries through leveraging CENTOGENE's vast Bio/Databank and studying over 115,000 patient cases to diagnose, understand, and treat rare disease patients around the world
●	Added approximately 24,000 patients with high quality data sets to CENTOGENE’s Bio/Databank, the world´s most geographically diverse source of rare disease-centric insights
●	Announced key additions to executive management team, including most recently Patrice P. Denèfle as Chief Scientific Officer, who is responsible for overseeing scientific activities to deliver on the Company’s vision and strategy, while driving value creation

Pharma Highlights

●	Initiated new collaboration with immuno-neurology pioneer Alector to accelerate the diagnosis of patients with frontotemporal dementia, a genetic neurogenerative disease
●	Extended partnership with Takeda to enable access to genetic testing and diagnosis of patients with certain genetic disorders

●	Extended global Parkinson’s disease study (Rostock International Parkinson's Disease (ROPAD) Study) – aiming to recruit and genetically test an additional 2,500 patients for Parkinson’s, one of CENTOGENE’s key prioritized diseases. In 2018, CENTOGENE entered into a strategic collaboration with Denali Therapeutics for the targeted global identification and recruitment of Parkinson’s disease patients with mutations in the LRRK2 gene
●	Currently leads 12 ongoing observational and longitudinal observational clinical studies to validate/monitor biomarkers, covering several disease categories, such as Parkinson’s disease, transthyretin amyloidosis, and inborn errors of metabolism

Diagnostic Highlights

●	Launched enhanced Whole Exome Sequencing (WES) service NEW CentoXome®, coupling insights from the Company’s unique rare disease-centric Bio/Databank with superior omics technology to increase diagnostic yield by up to 20% compared to conventional WES
●	Reported testing volume/order intake/test requests of 29,100 which represents a 54 % increase compared to 18,850 in the same period in 2020
●	Published latest research which led to the discovery of six new rare diseases, which are now incorporated into the Company’s diagnostic offering, and diagnosis of over 90 patients by leveraging the Company’s Bio/Databank
●	Authored 18 peer-reviewed scientific publications in Q2 2021, focused on generating critical insights into diseases, including Parkinson’s disease, as well as advancements in genetic sequencing technology

COVID-19 Testing

●	Leveraged CENTOGENE’s diagnostic expertise and resources with continued COVID-19 testing, including the processing of 679,900 test requests for SARS-CoV-2 testing in Q2 2021

2021 Financial Guidance

The Company continues to see Diagnostics recovery, alongside momentum in newly signed Pharma partnership deals. This trajectory indicates a return to solid core business growth for 2021. Despite anticipating COVID-19 revenues to decline in the second half of the year, overall revenue for FY 2021 is expected to surpass FY 2020.

Webcast and Conference Call Information

Management will host a conference call and webcast today at 2 p.m. CEST/ 8 a.m. EDT to discuss financial results and recent developments. To access the conference call and webcast, please register at: http://emea.directeventreg.com/registration/6090847. Upon registering, each participant will be provided with Participant Dial In Numbers, a Direct Event Passcode, and a unique Registrant ID. Registrants can then join up to 10 minutes prior to the start of the call.

The webcast of the conference call and the slide deck will also be available on the Investor Relations page of the Company’s website at http://investors.centogene.com.

These results reflect another step forward for CENTOGENE’s mission to enable the cure of 100 rare diseases within the next 10 years. To learn more, visit: https://www.centogene.com/virtual-investor-event

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

investor.relations@centogene.com

FTI Consulting

Robert Stanislaro

robert.stanislaro@fticonsulting.com

Rachel Kleiman

rachel.kleiman@fticonsulting.com